UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

05 May 2010

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following exhibits:

Exhibit No.	Description

99.1	A table setting forth the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 5, 2010	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2009. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st December 2009
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital - shares of £1 each	3,000,000
Authorised preference share capital - shares of £100 each	400
Authorised preference share capital - shares of £1 each	1
Authorised preference share capital - shares of U.S.$100 each	400
Authorised preference share capital - shares of U.S.$0.25 each	300,000
Authorised preference share capital - shares of €100 each	400

Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,402
Share premium account	12,092
Other reserves	1,783
Other shareholders’ funds	2,559
Retained earnings	37,089

Shareholders’ equity excluding minority interests	55,925
Non-controlling interests	2,774

Total Shareholders’ equity	58,699

Group indebtedness (1)
Subordinated liabilities	25,816
Debt securities in issue (2) (3)	135,902

Total indebtedness (2)	161,718

Total capitalisation and indebtedness (2)	220,417

Group contingent liabilities
Acceptances and endorsements	375
Guarantees and letters of credit pledged as collateral security	15,406
Securities lending arrangements	27,406
Other contingent liabilities	9,587

Total contingent liabilities	52,774

1.	“Group indebtedness” includes interest accrued as at 31st December 2009 in accordance with International Financial Reporting Standards.
2.	In addition to this there were £72,191 million of debt securities in issue accounted on a fair value basis as at 31st December 2009.
3.	Debt securities in issue increased from £135,902 million at 31st December 2009 to £161,670 million as at 31st March 2010.